U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 20(f) of the Investment Company Act of 1940


                             FORM 3


1.   Name and Address of Reporting Person:

          Elias Daher
          110 Veterans Blvd., Suite 222
          Metairie, Louisiana 70005

2.   Date of Event Requiring Statement (Month/Day/Year):
          September 10, 1998

3.   IRS or Social Security Number of Reporting Person
          (Voluntary):  ###-##-####

4.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

5. Relationship of Reporting Person to Issuer (Check all applicable):
          _____ Director
          _____ 10% owner
          __X__ Officer (give title below)
          _____ Other (specify below)

          Regional Vice President

6.   If Amendment, Date of Original (Month/Day/Year):
          N/A


Table I - Non-Derivative Securities Beneficially Owned:  Not
     Applicable



Table II - Derivative Securities Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4):
          a.   Options to purchase common stock
          b.   Options to purchase common stock
          c.   Options to purchase common stock
          d.   Options to purchase common stock

2.   Date Exercisable and Expiration Date:

     Exercisable                      Expiration
       a.   11/29/96                    11/28/05
       b.   03/20/98                    03/19/07
       c.   06/12/98                    06/11/07
       d.   09/10/99                    09/09/08

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4):

     Title                            Amount (No. of Shares)
       a.   Common stock                5,000
       b.   Common stock                2,500
       c.   Common stock                5,000
       d.   Common stock               12,500

4.   Conversion or Exercise Price of Derivative Security:

          a.   $1.62
          b.   $1.25
          c.   $1.32
          d.   $0.92

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5):
          Direct

6.   Nature of Indirect Beneficial Ownership (Instr. 5):
          N/A

Explanation of Responses:


/s/ Elias Daher
(Signature of Reporting Person)
Date:  October 9, 1998